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                             March 17, 2021

       Messrs. Fetters and King
       Co-Chief Executive Officers
       Acies Acquisition Corp.
       1219 Morningside Drive, Suite 110
       Manhattan Beach, CA 90266

                                                        Re: Acies Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed February 16,
2021
                                                            File No. 333-253135

       Dear Messrs. Fetters and King:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 Filed February 16, 2021

       Cover Page

   1. The technical nature in which you describe your transaction makes it difficult to understand. Please
revise the cover page so that the focus is less on the mechanics of the transaction and more on
highlighting that you have entered into a business combination transaction with
PlayStudios, Inc. Disclose the aggregate amount and type of
                                                        consideration to be
paid to the shareholders of PlayStudios, Inc. and the exchange ratio.
                                                         Prominently highlight
that this is an affiliated transaction by disclosing that Andrew
                                                        Pascal is a co-founder
and CEO of PlayStudios, Inc. as well as a co-founder of Acies, an advisor to the Acies
board of directors and a holder of equity in Acies    Sponsor. Disclose
                                                        that, in connection
with the transaction, you will become a Delaware corporation and will change your name to
PLAYSTUDIOS, Inc. As a result, current shareholders of the
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March 17, 2021
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         company and shareholders of PlayStudios, Inc. will receive shares in the Delaware corporation with materially different governing documents. Avoid using embedded lists and consider using bullet points to disclose what shareholders of each company and
         Andrew Pascal and his affiliates will receive in the business combination. Disclose
         whether you will be a    controlled company    under Nasdaq rules.
Lastly, highlight the
         PIPE transaction that will occur concurrently with the business combination.
Questions and Answers for Shareholders of Acies, page xii

2. The information provided in this section appears to be a repeat of the information in your
         Summary and elsewhere in the filing. Substantially revise this section to focus on the most important questions an investor is likely to have in order to understand the most impactful elements of the business combination. For example, rather than presenting a summary of the material tax considerations, inform investors whether the business combination will likely be a taxable transaction for them. Whenever possible your questions should be followed by a "Yes" or "No" answer with a brief explanation where necessary.
3. Provide a question and answer that addresses how the acquisition of PlayStudios, Inc. is an affiliated transaction.
How does the Sponsor intend to vote their shares?, page xxvii

4.       You disclose the percentage of shares other than the Sponsor   s
shares needed to approve
         the Business Combination assuming all shares are voted. Please clarify why you are basing this on a two-thirds vote when the Business Combination only requires a majority vote to be approved. Also disclose the number of remaining shares needed to approve the
         Business Combination assuming only the minimum number of shares representing a quorum are voted.
Summary of the Proxy Statement/Prospectus
Structure of the Business Combination, page 2

5. Please include Andrew Pascal and his affiliates and the relative percentage ownership and voting control of all of the shareholders in the company in the diagrams on pages 3 and 4.
PLAYSTUDIOS Holders Support Agreements, page 9

6.     It appears that the Key Stockholders of PLAYSTUDIOS have the voting power to
       approve the business combination transaction through their written consents. Please
FirstName LastNameMessrs. Fetters and King
       confirm if this is the case. Tell us who the Key Stockholders are, their relationship to the
Comapany    NameAcies
       company   and theAcquisition
                           percentage Corp.
                                      voting power represented by their shares.
Also tell us the
       number  and  nature
March 17, 2021 Page 2       of shareholders of PLAYSTUDIOS who are not Key
Stockholders.
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Ownership of New PLAYSTUDIOS Following the Business Combination, page 12

7. In footnote 3 to the table on page 13, disclose how the issuance of an additional 14 million shares in the event that PLAYSTUDIOS shareholders elect not to receive any cash consideration will impact the percentage of shares and voting power held by the various stakeholders after the business combination.
Interests of Acies Directors and Executive Officers in the Business Combination, page 16

8. You disclose that Mr. Pascal has agreed to forfeit his economic interest in the Sponsor and all of the associated Acies Class A ordinary shares, contingent on the closing. Please file this agreement as an exhibit or direct us to the exhibit that contains this agreement. In addition disclose whether Mr. Pascal has also agreed to forfeit his economic interest in the private placement warrants purchased by the Sponsor.
Sources and Uses of Funds for the Business Combination, page 19

9. You disclose the sources and uses of funds assuming no redemptions. Please also disclose the sources and uses of funds assuming maximum redemptions.
Risk Factors
Risks Related to the Consummation of the Domestication
The Domestication may result in adverse tax consequences for the holders..., page 71

10. Separate this risk factor into two distinct risk factors with one focusing on the tax consequences of whether the Business Combination will be considered a "reorganization"
         under the Tax Code and the other focusing on the tax consequences to investors if the company is classified as a PFIC under the proposed Treasury
Regulations.
Background to the Business Combination, page 108

11. You disclose that Acies assessed and analyzed multiple prospective business combination targets and opportunities alongside the outreach and pre-letter of intent discussions with
         PLAYSTUDIOS before concluding that PLAYSTUDIOS offered the most compelling business combination opportunity. Your description of the background of the business
         combination then focuses solely on Acies    meetings, discussions and
negotiations relating
         to PLAYSTUDIOS. Please also discuss any material meetings, discussions, or negotiations that your management held with other persons related to alternative business combination candidates.
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12. Disclose the extent to which Acies was competing with other companies, including other special purpose acquisition companies, to acquire PLAYSTUDIOS. Discuss what material terms of the letter of intent were proposed and modified by Acies versus
         PLAYSTUDIOS, such as the dual-class stock giving Mr. Pascal voting control over the combined company, the valuation of PLAYSTUDIOS, the form and amount of consideration, the minimum cash condition and the restructuring of the
Sponsor equity in
         the combined company.
13. Disclose how the equity and voting control of Mr. Pascal over the combined company compares to his equity and voting control over PLAYSTUDIOS. Also disclose whether
         Mr. Pascal could receive a bonus in connection with the business combination, including out of the $5 million cash incentive pool provided under the merger agreement.
Acies Board of Directors' Reasons for the Business Combination, page 114

14. Please address why the Acies board chose to acquire an affiliated company.
Stock Issuance Proposal, page 151

15. You disclose in the notice to Acies shareholders and the form of proxy card that shareholders are being asked in the Stock Issuance Proposal to approve the issuance of
         shares in connection with the merger, the PIPE financing,    plus any
additional shares
         pursuant to subscription agreements we may enter into prior to the closing of the
         Mergers.    Please explain why you have not discussed this last part
of the proposal and
         how shareholders can make an informed voting decision without more information.
16. Unless the PIPE financing closing condition cannot be waived, shareholders should be afforded the opportunity to vote separately on the issuance of shares in connection with the merger and the PIPE financing. Please separate each into its own proposal for shareholder approval, or clarify that the merger will not occur unless the PIPE financing is consummated.
U.S. Federal Income Tax Considerations, page 165

17. You state that this section is a summary of certain material U.S. federal income tax considerations of the Domestication for holders of Acies Class A ordinary shares and warrants and holders of Acies Class A ordinary shares who elect to redeem their shares.
         Please revise to discuss the material tax consequences of the business combination to each company's shareholders and the company. In this regard, the merger agreement indicates that the parties intend for the mergers to be tax free under Section 368(a) of the Internal
         Revenue Code. If you believe the business combination transactions will be tax free, please disclose an opinion of counsel that supports this conclusion. Refer to Item
         601(b)(8) of Regulation S-K and our Staff Legal Bulletin No. 19. Messrs. Fetters and King
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Notes to Unaudited Pro Forma Condensed Combined Financial Information
4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 190

18.      We note there are currently 21,525,000 shares of Acies Class A ordinary shares
         outstanding; however, adjustment (B) assumes the reclassification of 20,466,959. To the extent the difference relates to Sponsor public shares that cannot be redeemed, please revise to clarify as such in quantified terms or explain further such difference.
19. Please provide us with the reconciliation of PLAYSTUDIO preferred and common stock outstanding as of September 30, 2020 to the recapitalization of shares noted in pro forma adjustment (G).
20. We note pro forma adjustment (H) relates to the termination of the profit share provision in the MGM Marketing Agreement. Please tell us why you have reflected this transaction as a reduction to additional paid-in capital. In this regard, explain how you determined the
         $20 million consideration paid to terminate this provision and tell us how you considered whether such payment relates to future marketing assistance and/or future rights to use
         MGM   s licensed marks and copyrights. Also, tell us the specific accounting guidance you
         considered in accounting for such termination.
21. Please explain further pro forma adjustments (N) and (EE) for the incremental compensation expense related to the incremental fair value of New PLAYSTUDIOS Class
         B stock. Tell us how you determined the amount of such benefit and the specific accounting guidance considered.
5. Net income (loss) attributable to common stockholders per share, page 192

22. Please remove footnote reference (1) from the weighted average share calculation for
         Class B common stock, as it appears to only relate to the calculation for Class A common stock. Also, revise footnote (2) to disclose the number of public and private warrants that are excluded from the earnings per share calculations.
PLAYSTUDIOS Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Measures, page 233

23. Your adjustment for the impact of capitalized software costs in the non-GAAP measure of
         AEBITDA appears to use an individually tailored recognition and measurement method substituted for one in GAAP. Please revise to exclude this adjustment or advise. Refer to
         Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.
24. Please revise to disclose the most directly comparable GAAP measure for adjusted
         EBITDA Margin with greater or equal prominence. Refer to Item 10(e)(1)(i) of
         Regulation S-K.
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Results of Operations, page 234

25. There are various instances throughout your results of operations discussion where you cite two or more factors as contributing to the variance in a certain line item. For example, you state that the increase in general and administrative expense during the nine-
         months ended September 30, 2019 compared to the same period in fiscal 2018 was primarily due to charitable contributions related to COVID-19 and increased salaries and wages, which were partially offset by decreased outside services. Please revise throughout to quantify each material factor including any offsetting factor that contributed to such change. In addition, you should remove vague terms such as "primarily" in favor of specific quantification. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of
         SEC Release No. 33-6835.
26. Please revise to include a discussion of any material factors that contributed to the significant fluctuations in your effective tax rate each year including the underlying facts and circumstances that drove such changes. In this regard, we note several items in your income tax reconciliation in Note 11 that had both positive and negative effects on your effective tax rate. Refer to Item 303(a)(3) of Regulation S-K. Certain Relationship and Related Person Transactions
Sponsor, page 263

27. Please disclose the related parties (e.g. Mr. Pascal) who hold interests in the Sponsor and the amount of their interests.
Audited Consolidated Financial Statements of PlayStudios, Inc.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-68

28. You indicate you have a performance obligation to display and provide access to the virtual currency purchased by the player until the virtual currency is consumed. You also disclose that you recognize revenue from in-game purchases of virtual currency over the estimated average play period of paying users. Please revise to clarify over what period of time you recognize revenue and how that is consistent with your performance obligation.
29. You indicate that the timing difference between when virtual currency is purchased and
         when it is consumed in game play is    relatively short.    Please
tell us the length of time
         that is meant by "relatively short    in this context. In this regard,
we note that
         unconsumed virtual currency is recorded in deferred revenue; however, there was no deferred revenue outstanding at December 31, 2019 or September 30,
2020.
30. Please revise to clarify whether you are the principal or the agent in transactions with your players through third-party platforms and describe, in language consistent with 606-10-25-
         25 and 606-10-55-39, how you determined you have control in such arrangements.
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31. Please explain the nature of your relationship with your awards partners in the loyalty
         playAWARDS program. Describe for us the terms and conditions in these partner agreements and how you determined that you have no obligation to players or partners under these arrangements. Also, tell us how you considered the integration of your partners' branded content and promotional offerings into your games in making such determination.
32. Please tell us when playAWARDS loyalty points are earned, how they are tracked, and who is responsible for maintaining that system. Also, to the extent points are earned when virtual currency is purchased, explain further why no portion of the transaction price is allocated to such awards.
33. Please explain each of the benefits players can received under the playAWARDS program including the services referenced throughout the filing such as your VIP services, features, and Player Portal, as well as the Player development and hosting program that includes a concierge/host program. Also, tell us who is responsible to provide each of these benefits and services and, to the extent it is the company's responsibility, tell us how that factored into your accounting for this program. Further, if these or any other programs offered are not part of the playAWARDS program, tell us how you account for them and revise your disclosures accordingly.
Exhibits

34. We note that MGM Resorts International and King.com Limited, a subsidiary of Activision Blizzard, Inc., are related parties of PLAYSTUDIOS and will be related parties of New PLAYSTUDIOS. It appears that the MGM Marketing Agreement and
         King Agreement will be material contracts. Please file these agreements as exhibits pursuant to Regulation S-K Item 601(b)(10).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
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        You may contact Melissa Kindelan, Staff Accountant, at 202-551-3564 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameMessrs. Fetters and King
                                                           Division of
Corporation Finance
Comapany NameAcies Acquisition Corp.
                                                           Office of Technology
March 17, 2021 Page 8
cc:       Brent T. Epstein, Esq.
FirstName LastName